Exhibit 99.7(r)

Form of Amended and Restated Fee Waiver and Expense Reimbursement Agreement

PACE® Select Advisors Trust

1285 Avenue of the Americas

New York, New York 10019-6028

[         ], 2021

UBS Asset Management (Americas) Inc.

1285 Avenue of the Americas

New York, New York 10019-6028

Ladies and Gentlemen:

1.  Each of the funds listed on Schedule A hereto (each a “Fund”, and collectively, the “Funds”) is a series of PACE Select Advisors Trust, a Delaware statutory trust (the “Trust”).  Each separate class of each Fund’s shares is referred to herein as a “Class.”  Operating expenses of a Fund or a Class are annual rates expressed as a percentage of average daily net assets. Unless otherwise noted herein, each provision of this Agreement is effective as of the date set forth above.

2.  You hereby agree that you will waive a portion of the management fee payable to you by each Fund and/or reimburse the applicable Fund for its other operating expenses to the extent that the aggregate operating expenses otherwise would exceed the “Maximum Permitted Rate” for each Class of each Fund, as applicable, as shown on Schedule A.

3. You hereby agree that, for the portion of PACE Alternative Strategies Investments that you manage directly, you will waive a portion of the management fee payable to you by PACE Alternative Strategies Investments to the extent necessary to reflect the lower overall fees paid by you to this Fund’s investment advisor(s) as a result of your direct management of a portion of the Fund.

4.   You hereby agree with respect to Class P2 shares of each Fund, except UBS Government Money Market Investments Fund, that you will (i) waive the management fee attributable to Class P2 payable to you by each Fund in an amount equal to the portion of such management fee you retain after payment by you of any sub-advisory fees; and (ii) waive the administrative services fee attributable to Class P2 payable to you by each Fund in an amount equal to the portion of such administrative services fee you retain after payment by you of any sub-administration fees and charges paid to third parties.

5.  You further agree that you will continue the applicable management fee waivers, administrative services fee waivers and/or expense reimbursements under Paragraphs 2, 3 and 4 above until [  ], 2022, or, with respect to each arrangement, the date as indicated in a Fund’s prospectuses which have been updated to reflect superseding waiver/reimbursement arrangements, if any, or the termination thereof.

6.  The Maximum Permitted Rate of each Class of each Fund does not include any expenses attributable to (1) dividend expense, borrowing costs and interest expense relating to short sales and

(2) investments in other investment companies, interest, taxes, brokerage commissions and extraordinary expenses, and you are not obligated to waive management fees or reimburse operating expenses to the extent that the aggregate operating expenses of a Fund or any Class thereof exceed its applicable Maximum Permitted Rate because of the aforesaid.

7.  The Trust, in turn, agrees that, subject to the limitations set forth in this Paragraph, it will repay to you the fee waivers/expense reimbursements made by you pursuant to Paragraph 2.  You may waive the right to be repaid such fee waivers/expense reimbursements, as agreed between the Trust and you from time to time.  Such repayment shall be made only out of assets of the applicable Fund or Class for which a fee waiver/expense reimbursement was made.  In addition, the repayment shall be payable only to the extent it can be made during the three years following the period during which you waived fees or reimbursed the applicable Fund or Class for its operating expenses under this Agreement without causing the aggregate operating expenses of the Fund or Class during a year in which such repayment is made to exceed the lesser of any applicable expense limit that is in place for the Fund or Class (i) at the time of the waiver or reimbursement, or (ii) at the time of recoupment.  The Trust agrees to furnish or otherwise make available to you such copies of its financial statements, reports, and other information relating to its business and affairs as you may, at any time or from time to time, reasonably request in connection with this Agreement.

8.  This Agreement shall terminate automatically with respect to a Fund upon the termination of the Investment Management and Administration Agreement between you and the Trust with respect to that Fund; provided, however, that a Fund’s obligation to reimburse you, as described above, will survive the termination of this Agreement with respect to that Fund unless the Trust and you agree otherwise.

9.  You understand that you shall look only to the assets of the applicable Fund for performance of this Agreement and for payment of any claim you may have hereunder, and neither any other series of the Trust, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

10.  This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York, except (a) Paragraph 9 shall be governed by, construed and enforced in accordance with the laws of the State of Delaware and (b) insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling.  Any amendment to this Agreement shall be in writing signed by the parties hereto.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

PACE Select Advisors Trust	PACE Select Advisors Trust

By:	By:
Name:	Name:
Title:	Title:

The foregoing Agreement is hereby accepted as of [ ], 2021

UBS Asset Management	UBS Asset Management
(Americas) Inc.	(Americas) Inc.

By:	By:
Name:	Name:
Title:	Title:

Schedule A

Maximum Permitted Rate

Fund	Class A expense cap	Class Y expense cap	Class P expense cap	Class P2 expense cap
UBS Government Money Market Investments Fund (f/k/a PACE® Government Money Market Investments)	N/A	N/A	0.60%	N/A
PACE® Mortgage-Backed Securities Fixed Income Investments	0.97%	0.72%	0.72	N/A
PACE® Intermediate Fixed Income Investments	0.91	0.66	0.66	N/A
PACE® Strategic Fixed Income Investments	0.93	0.68	0.68	N/A
PACE® Municipal Fixed Income Investments	0.82	0.57	0.57	N/A
PACE® Global Fixed Income Investments	1.03	0.87	0.84	N/A
PACE® High Yield Investments	1.06	0.88	0.91	N/A
PACE® Large Co Value Equity Investments	1.14	0.89	0.89	N/A
PACE® Large Co Growth Equity Investments	1.13	0.88	0.88	N/A
PACE® Small/Medium Co Value Equity Investments	1.29	1.04	1.04	N/A
PACE® Small/Medium Co Growth Equity Investments	1.33	1.08	1.08	N/A
PACE® International Equity Investments	1.25	1.00	1.00	N/A
PACE® International Emerging Markets Equity Investments	1.55	1.30	1.30	N/A
PACE® Global Real Estate Securities Investments	1.45	N/A	1.20	N/A
PACE® Alternative Strategies Investments	1.88	1.63	1.63	N/A